FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Financial results for the quarter and half-year ended September 30, 2016
2.	Auditors Report dated November 7, 2016
3.	Press Release dated November 7, 2016

Item 1

ICICI Bank Limited

CIN-L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara - 390 007.

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Bandra (East), Mumbai - 400 051.

Web site: http://www.icicibank.com

UNCONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars			Three months ended			Six months ended		Year ended
				September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015	March 31, 2016
				(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Interest earned (a)+(b)+(c)+(d)			13,639.40	13,330.25	13,098.87	26,969.65	25,911.43	52,739.43
	a)	Interest/discount on advances/bills		9,905.36	9,837.31	9,664.55	19,742.67	19,039.77	38,943.15
	b)	Income on investments		2,996.86	2,810.87	2,661.40	5,807.73	5,320.52	10,625.35
	c)	Interest on balances with Reserve Bank of India and other inter-bank funds		37.93	50.05	31.47	87.98	63.00	158.24
	d)	Others		699.25	632.02	741.45	1,331.27	1,488.14	3,012.69
2.	Other income			9,119.68	3,429.26	3,007.35	12,548.94	5,997.24	15,323.05
3.	TOTAL INCOME (1)+(2)			22,759.08	16,759.51	16,106.22	39,518.59	31,908.67	68,062.48
4.	Interest expended			8,386.11	8,171.73	7,847.39	16,557.84	15,544.86	31,515.39
5.	Operating expenses (e)+(f)			3,736.90	3,373.05	3,100.40	7,109.95	6,167.58	12,683.56
	e)	Employee cost		1,556.66	1,290.65	1,212.59	2,847.31	2,479.87	5,002.35
	f)	Other operating expenses		2,180.24	2,082.40	1,887.81	4,262.64	3,687.71	7,681.21
6.	TOTAL EXPENDITURE (4)+(5)
	(excluding provisions and contingencies)			12,123.01	11,544.78	10,947.79	23,667.79	21,712.44	44,198.95
7.	OPERATING PROFIT (3)–(6)			10,636.07	5,214.73	5,158.43	15,850.80	10,196.23	23,863.53
	(Profit before provisions and contingencies)
8.	Provisions (other than tax) and contingencies (refer note no. 8)			7,082.69	2,514.52	942.16	9,597.21	1,897.55	8,067.81
9.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE EXCEPTIONAL ITEMS AND TAX (7)–(8)			3,553.38	2,700.21	4,216.27	6,253.59	8,298.68	15,795.72
10.	Exceptional items (refer note no. 6)			..	..	..	..	..	3,600.00
11.	PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX (9)–(10)			3,553.38	2,700.21	4,216.27	6,253.59	8,298.68	12,195.72
12.	Tax expense (g)+(h)			451.11	467.86	1,186.16	918.97	2,292.41	2,469.43
	g)	Current period tax		1,698.23	489.47	1,400.63	2,187.70	2,679.17	5,788.61
	h)	Deferred tax adjustment		(1,247.12)	(21.61)	(214.47)	(1,268.73)	(386.76)	(3,319.18)
13.	NET PROFIT/(LOSS) FROM ORDINARY ACTIVITIES AFTER TAX (11)–(12)			3,102.27	2,232.35	3,030.11	5,334.62	6,006.27	9,726.29
14.	Extraordinary items (net of tax expense)			..	..	..	..	..	..
15.	NET PROFIT/(LOSS) FOR THE PERIOD (13)–(14)			3,102.27	2,232.35	3,030.11	5,334.62	6,006.27	9,726.29
16.	Paid-up equity share capital (face value Rs. 2/- each)			1,164.01	1,163.60	1,161.75	1,164.01	1,161.75	1,163.17
17.	Reserves excluding revaluation reserves			91,021.77	87,956.17	85,396.93	91,021.77	85,396.93	85,748.24
18.	Analytical ratios
	i)	Percentage of shares held by Government of India		0.12	0.15	0.08	0.12	0.08	0.14
	ii)	Capital adequacy ratio (Basel III)		16.14%	16.22%	16.15%	16.14%	16.15%	16.64%
	iii)	Earnings per share (EPS)
		a)	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	5.33	3.84	5.22	9.17	10.35	16.75
		b)	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	5.31	3.83	5.18	9.14	10.27	16.65
19.	NPA Ratio[1]
	i)	Gross non-performing advances (net of write-off)		32,178.60	27,193.58	15,857.82	32,178.60	15,857.82	26,221.25
	ii)	Net non-performing advances		16,214.86	15,040.70	6,759.29	16,214.86	6,759.29	12,963.08
	iii)	% of gross non-performing advances (net of write-off) to gross advances		6.82%	5.87%	3.77%	6.82%	3.77%	5.82%
	iv)	% of net non-performing advances to net advances		3.57%	3.35%	1.65%	3.57%	1.65%	2.98%
20.	Return on assets (annualised)			1.70%	1.27%	1.89%	1.49%	1.90%	1.49%
1.	At September 30, 2016, the percentage of gross non-performing customer assets to gross customer assets was 6.12% and net non-performing customer assets to net customer assets was 3.21%. Customer assets include advances and credit substitutes.

SUMMARISED UNCONSOLIDATED BALANCE SHEET
(Rs. in crore)
Particulars	At
	September 30, 2016	June 30, 2016	March 31, 2016	September 30, 2015
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,164.01	1,163.60	1,163.17	1,161.75
Employees stock options outstanding	6.54	6.65	6.70	6.92
Reserves and surplus	93,845.08	90,779.48	88,565.72	85,396.93
Deposits	449,071.36	424,086.18	421,425.71	384,617.94
Borrowings (includes preference shares and subordinated debt)	171,756.71	174,095.03	174,807.38	156,109.11
Other liabilities and provisions	36,095.80	37,091.53	34,726.42	29,763.33
Total Capital and Liabilities	751,939.50	727,222.47	720,695.10	657,055.98

Assets
Cash and balances with Reserve Bank of India	23,958.44	25,646.90	27,106.09	21,977.39
Balances with banks and money at call and short notice	28,605.34	13,083.88	32,762.65	9,567.88
Investments	174,349.01	168,322.25	160,411.80	154,189.62
Advances	454,255.51	449,426.53	435,263.94	409,692.65
Fixed assets	7,608.12	7,609.11	7,576.92	4,794.20
Other assets	63,163.08	63,133.80	57,573.70	56,834.24
Total Assets	751,939.50	727,222.47	720,695.10	657,055.98

CONSOLIDATED FINANCIAL RESULTS
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015	March 31, 2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1.	Total income	32,434.92	24,483.75	25,137.61	56,918.67	47,593.93	101,395.85
2.	Net profit	2,978.95	2,515.85	3,418.53	5,494.80	6,650.90	10,179.96
3.	Earnings per share (EPS)
	Basic EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	5.12	4.33	5.89	9.45	11.46	17.53
	Diluted EPS before and after extraordinary items, net of tax expense (not annualised) (in Rs.)	5.10	4.31	5.84	9.41	11.36	17.41
4.	Total assets	964,236.42	939,608.59	850,811.94	964,236.42	850,811.94	918,756.20

UNCONSOLIDATED SEGMENTAL RESULTS OF ICICI BANK LIMITED
(Rs. in crore)
Sr. no.	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2016	June 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015	March 31, 2016
		(Audited)	(Audited)	(Audited)	(Audited)	(Audited)	(Audited)
1.	Segment Revenue
a	Retail Banking	11,114.12	10,695.41	9,988.98	21,809.53	18,989.59	39,187.80
b	Wholesale Banking (before exceptional items)	7,715.35	7,742.19	7,942.58	15,457.54	16,241.79	32,892.35
c	Treasury	18,058.49	12,271.81	11,191.13	30,330.30	22,527.78	48,749.62
d	Other Banking	561.84	392.50	390.14	954.34	852.59	1,817.85
	Total segment revenue	37,449.80	31,101.91	29,512.83	68,551.71	58,611.75	122,647.62
	Less: Inter segment revenue	14,690.72	14,342.40	13,406.61	29,033.12	26,703.08	54,585.14
	Income from operations	22,759.08	16,759.51	16,106.22	39,518.59	31,908.67	68,062.48
2.	Segmental Results (i.e. Profit before tax)
a	Retail Banking	1,109.18	1,252.53	996.91	2,361.71	1,731.78	3,897.74
b.i	Wholesale Banking (before exceptional items)	(5,085.93)	(530.14)	1,801.28	(5,616.07)	3,307.15	2,354.57
b.ii	Less: Exceptional items (refer note no. 6)	..	..	..	..	..	3,600.00
b.iii	Wholesale Banking (after exceptional items)	(5,085.93)	(530.14)	1,801.28	(5,616.07)	3,307.15	(1,245.43)
c	Treasury	7,351.54	1,906.79	1,368.59	9,258.33	3,100.76	9,097.41
d	Other Banking	178.59	71.03	49.49	249.62	158.99	446.00
	Total segment results	3,553.38	2,700.21	4,216.27	6,253.59	8,298.68	12,195.72
	Unallocated expenses	..	..	..	..	..	..
	Profit before tax	3,553.38	2,700.21	4,216.27	6,253.59	8,298.68	12,195.72
3.	Segment assets
a	Retail Banking	191,484.27	182,317.88	152,291.87	191,484.27	152,291.87	172,480.55
b	Wholesale Banking	264,923.83	270,392.19	257,971.33	264,923.83	257,971.33	266,365.91
c	Treasury	269,931.58	249,995.41	227,890.55	269,931.58	227,890.55	258,052.97
d	Other Banking	17,592.21	17,488.18	13,763.83	17,592.21	13,763.83	16,005.62
e	Unallocated	8,007.61	7,028.81	5,138.40	8,007.61	5,138.40	7,790.05
	Total segment assets	751,939.50	727,222.47	657,055.98	751,939.50	657,055.98	720,695.10
4.	Segment liabilities
a	Retail Banking	330,407.45	317,906.91	285,145.69	330,407.45	285,145.69	313,393.27
b	Wholesale Banking	134,452.92	119,888.10	108,475.94	134,452.92	108,475.94	119,785.32
c	Treasury	180,707.70	185,953.47	165,696.01	180,707.70	165,696.01	186,680.55
d	Other Banking	11,355.80	11,524.26	11,172.74	11,355.80	11,172.74	11,100.38
e	Unallocated	..	..	..	..	..	..
	Total segment liabilities	656,923.87	635,272.74	570,490.38	656,923.87	570,490.38	630,959.52
5.	Capital employed (i.e. Segment assets – Segment liabilities)
a	Retail Banking	(138,923.18)	(135,589.03)	(132,853.82)	(138,923.18)	(132,853.82)	(140,912.72)
b	Wholesale Banking	130,470.91	150,504.09	149,495.39	130,470.91	149,495.39	146,580.59
c	Treasury	89,223.88	64,041.94	62,194.54	89,223.88	62,194.54	71,372.42
d	Other Banking	6,236.41	5,963.92	2,591.09	6,236.41	2,591.09	4,905.24
e	Unallocated	8,007.61	7,028.81	5,138.40	8,007.61	5,138.40	7,790.05
	Total capital employed	95,015.63	91,949.73	86,565.60	95,015.63	86,565.60	89,735.58

Notes on segmental results:

1.	The disclosure on segmental reporting has been prepared in accordance with Reserve Bank of India (RBI) circular no. DBOD.No.BP.BC.81/21.04.018/2006-07 dated April 18, 2007 on guidelines on enhanced disclosures on "Segmental Reporting" which is effective from the reporting period ended March 31, 2008 and Securities and Exchange Board of India (SEBI) circular no. CIR/CFD/FAC/62/2016 dated July 5, 2016 on Revised Formats for Financial Results and Implementation of Ind-AS by Listed Entities.

2.	"Retail Banking" includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel committee on Banking Supervision document "International Convergence of Capital Measurement and Capital Standards: A Revised Framework". This segment also includes income from credit cards, debit card, third party product distribution and the associated costs.

3.	"Wholesale Banking" includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

4.	"Treasury" includes the entire investment and derivative portfolio of the Bank.

5.	"Other Banking" includes leasing operations and other items not attributable to any particular business segment of the Bank.

Notes:

1.	The above financial results have been approved by the Board of Directors at its meeting held on November 7, 2016.

2.	The financial statements have been prepared in accordance with Accounting Standard (AS) 25 on 'Interim Financial Reporting'.

3.	In accordance with RBI guidelines on 'Basel III Capital Regulations' read together with the RBI circular dated July 1, 2015, the consolidated Pillar 3 disclosure (unaudited) at September 30, 2016 including leverage ratio and liquidity coverage ratio is available at http://www.icicibank.com/regulatory-disclosure.page.

4.	Other income includes net foreign exchange gain relating to overseas operations amounting to Nil, Rs. 206.06 crore and Rs. 190.07 crore for the three months ended September 30, 2016, June 30, 2016 and September 30, 2015 respectively, Rs. 206.06 crore and Rs. 536.97 crore for the six months ended September 30, 2016 and September 30, 2015 respectively and Rs. 941.19 crore for the year ended March 31, 2016.

5.	Pursuant to approval by the Board of Directors of the Bank on April 29, 2016, the Bank sold equity shares representing 12.63% shareholding in ICICI Prudential Life Insurance Company Limited in the initial public offer (IPO) during the three months ended September 30, 2016 for a total consideration of Rs. 6,056.79 crore. The unconsolidated financial results and consolidated financial results include a gain (before tax and after IPO related expenses) of Rs. 5,682.03 crore and Rs. 5,129.88 crore respectively on this sale in the three months and six months ended September 30, 2016.
For the year ended March 31, 2016, the unconsolidated financial results and consolidated financial results include a gain (before tax) of Rs. 1,859.83 crore and Rs. 1,614.88 crore respectively on sale of shares of ICICI Prudential Life Insurance Company Limited and Rs. 1,508.54 crore and Rs. 1,234.85 crore respectively on sale of shares of ICICI Lombard General Insurance Company Limited.

6.	During the year ended March 31, 2016, the weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. In view of the above, the Bank had on a prudent basis made a collective contingency and related reserve during the three months ended March 31, 2016, amounting to Rs. 3,600.00 crore towards exposures to these sectors. This was over and above provisions made for non-performing and restructured loans as per RBI guidelines. The Bank utilised an amount of Rs. 679.46 crore, Rs. 865.44 crore and Rs. 1,544.90 crore during the three months ended September 30, 2016 and June 30, 2016 and six months ended September 30, 2016 respectively from collective contingency and related reserve.

7.	In accordance with RBI circular on 'Prudential norms on income recognition, asset classification and provisioning pertaining to advances – spread over of shortfall on sale of non-performing assets (NPAs) to securitisation company (SC)/reconstruction company (RC) dated June 13, 2016, banks are permitted to spread over any shortfall on sale of NPAs to SC/RC during the year ending March 31, 2017 over a period of four quarters. Accordingly, during the three months ended June 30, 2016, the Bank recognised a loss of Rs. 131.64 crore and deferred a loss of Rs. 394.92 crore on sale of NPAs to Asset Reconstruction Companies (ARCs). The Bank recognised this deferred loss fully during the three months ended September 30, 2016 on a prudent basis. During the three months ended September 30, 2016, the Bank also fully recognised the loss of Rs. 176.17 crore on sale of NPAs to ARCs during the quarter. The Bank accordingly recognised a loss of Rs. 571.09 crore, Rs. 131.64 crore and Rs. 702.73 crore during the three months ended September 30, 2016 and June 30, 2016 and six months ended September 30, 2016 respectively.

Further, the Bank had a gain of Rs. 35.79 crore, Rs. 152.59 crore and Rs. 188.38 crore during the three months ended September 30, 2016 and June 30, 2016 and six months ended September 30, 2016 respectively on sale of NPAs to ARCs which is set aside towards the security receipts received on such sale.

8.	During the three months ended September 30, 2016, the Bank made additional provisions/loss of Rs. 3,588.04 crore comprising the following:

i.	Additional provision of Rs. 1,677.63 crore for standard loans;
ii.	Incremental loss amounting to Rs. 395.41 crore by recognising the entire loss on sale of NPAs to ARCs which is permitted to be amortised as per the RBI guideline (refer note no. 7); and
iii.	Floating provision of Rs. 1,515.00 crore, which has been reduced from the gross non-performing loans while computing the net NPAs.

9.	During the three months ended June 30, 2016, pursuant to the press release dated July 6, 2016 issued by the Ministry of Finance, the Bank has reversed the tax provision and corresponding deferred tax amounting to Rs. 462.41 crore created for the year ended March 31, 2016 on account of Income Computation and Disclosure Standards (ICDS). ICDS is applicable from the year ending March 31, 2017, therefore the tax provision and deferred tax for the three months ended June 30, 2016 and September 30, 2016 and six months ended September 30, 2016 have been computed after considering its impact.

10.	During the three months ended September 30, 2016, the Bank has allotted 2,054,125 equity shares of Rs. 2 each pursuant to exercise of employee stock options.

11.	Previous period/year figures have been re-grouped/re-classified where necessary to conform to current period classification.

12.	The above unconsolidated financial results are audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants.

13.	Rs. 1 crore = Rs. 10.0 million.

For and on behalf of the Board of Directors

/s/ N. S. Kannan

N. S. Kannan
Place: Mumbai	Executive Director
Date: November 7, 2016	DIN-00066009

Item 2

B S R & Co. LLP

Chartered Accountants

5th Floor, Lodha Excelus,	Telephone +91 (22) 4345 5300
Apollo Mills Compound	Fax +91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on Quarterly Financial Results and Year to Date Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

To The Board of Directors of

ICICI Bank Limited

1.	We have audited the standalone quarterly financial results of ICICI Bank Limited (the ‘Bank’) for the quarter ended 30 September 2016 and the standalone year to date financial results for the period from 1 April 2016 to 30 September 2016, attached herewith, being submitted by the Bank pursuant to the requirement of Regulation 33 of the Securities and Exchange Board of India (‘SEBI’) (Listing Obligations and Disclosure Requirements) Regulations, 2015, except for the disclosure relating to ‘consolidated Pillar 3 disclosure as at 30 September 2016, including leverage ratio and liquidity coverage ratio under Basel III Capital Regulations’ as have been disclosed on the Bank’s website and in respect of which a link has been provided in the standalone quarterly financial results and have not been audited by us.

2.	These standalone quarterly financial results as well as the year to date financial results have been prepared from the condensed standalone interim financial statements, which are the responsibility of the Bank’s management and have been approved by the Board of Directors. Our responsibility is to express an opinion on these standalone financial results based on our audit of such condensed standalone interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (‘AS’) 25, Interim Financial Reporting, mandated under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder, provisions of Section 29 of the Banking Regulation Act, 1949, circulars and guidelines issued by Reserve Bank of India from time to time and other accounting principles generally accepted in India.

3.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

4.	In our opinion and to the best of our information and according to the explanations given to us, these standalone quarterly financial results as well as the year to date results:

i)	have been presented in accordance with the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 in this regard; and

ii)	give a true and fair view of the net profit and other financial information for the quarter ended 30 September 2016 as well as the year to date financial results for the period from 1 April 2016 to 30 September 2016.

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011, India

B S R & Co. LLP

Chartered Accountants

5th Floor, Lodha Excelus,	Telephone +91 (22) 4345 5300
Apollo Mills Compound	Fax +91 (22) 4345 5399
N. M. Joshi Marg, Mahalaxmi
Mumbai – 400 011
India

Auditor’s Report on Quarterly Financial Results and Year to Date Results of ICICI Bank Limited pursuant to the Regulation 33 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Continued)

ICICI Bank Limited

Other matter

5.	For the purpose of our audit as stated in paragraph 3 above, we did not audit the financial statements of Singapore, Bahrain, Hong Kong and Dubai branches of the Bank, whose financial statements reflect total assets of Rs. 1,428,320 million as at 30 September 2016, total revenues of Rs. 16,736 million for the quarter ended 30 September 2016 and Rs. 32,847 million for the period from 1 April 2016 to 30 September 2016 and net cash inflows amounting to Rs. 12,878 million for the quarter ended 30 September 2016 and net cash outflows amounting to Rs. 47,959 million for the period 1 April 2016 to 30 September 2016. These financial statements have been audited by other auditors, duly qualified to act as auditors in the country of incorporation of the said branches, whose reports have been furnished to us, and our opinion in so far as it relates to such branches is based solely on the reports of the other auditors. Our opinion is not modified in respect of this matter.

For B S R & Co. LLP
Chartered Accountants
Firm’s Registration No: 101248W/W-100022

/s/ Venkataramanan Vishwanath

Venkataramanan Vishwanath
Mumbai	Partner
7 November 2016	Membership No: 113156

BSR& Co. (a partnership firm with	Registered Office:
Registration No. BA61223) converted into	5th Floor, Lodha Excelus
B S R & Co. LLP (a Limited Liability, Partnership	Apollo Mills Compound
with LLP Registration No. AAB-8181)	N. M. Joshi Marg, Mahalaxmi,
with effect from October 14, 2013	Mumbai – 400 011, India

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Item 3

News Release

November 7, 2016

Performance Review: Quarter ended September 30, 2016

•	21% year-on-year growth in retail portfolio; domestic advances grew by 16% year-on-year at September 30, 2016

•	18% year-on-year growth in current and savings account (CASA) deposits; CASA ratio at 45.7% at September 30, 2016

•	Standalone profit after tax of ₹ 3,102 crore (US$ 466 million) for quarter ended September 30, 2016 (Q2-2017)

•	Consolidated profit after tax of ₹ 2,979 crore (US$ 447 million) for Q2-2017

•	The Bank further strengthened its balance sheet with additional provisions of ₹ 3,588 crore (US$ 539 million)

•	Capital adequacy ratios significantly higher than regulatory requirements; total capital adequacy of 16.67% and Tier-1 capital adequacy of 13.26% on standalone basis at September 30, 2016, including profits for the six months ended September 30, 2016 (H1-2017)

The Board of Directors of ICICI Bank Limited (NYSE: IBN) at its meeting held at Mumbai today, approved the audited accounts of the Bank for the quarter ended September 30, 2016.

Profit & loss account

•	Net interest income was ₹ 5,253 crore (US$ 789 million) in the quarter ended September 30, 2016 (Q2-2017) compared to ₹ 5,251 crore (US$ 788 million) in the quarter ended September 30, 2015 (Q2-2016)

•	Non-interest income was ₹ 9,120 crore (US$ 1.37 billion) in Q2-2017 compared to ₹ 3,007 crore (US$ 451 million) in Q2-2016. During Q2-2017, ICICI Prudential Life Insurance Company (ICICI Life) completed an initial public offer (IPO) of equity shares. The Bank sold approximately 12.63% shareholding in the IPO. Other income for the quarter includes gains of ₹ 5,682 crore (US$ 853 million) relating to this sale of shares. Excluding gains relating to sale of shares of ICICI Life, the non-interest income grew by 14% year-on-year in Q2-2017.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

•	The Bank further strengthened its balance sheet by making additional provisions of ₹ 3,588 crore (US$ 539 million) which comprise the following:

o	Provisions of ₹ 1,678 crore (US$ 252 million) for standard loans;

o	Entire loss of ₹ 395 crore (US$ 59 million) on sale of NPA during the six months ended September 30, 2016 (H1-2017), which is permitted to be amortised as per Reserve Bank of India (RBI) guidelines, recognized upfront; and

o	Floating provision of ₹ 1,515 crore (US$ 227 million).

•	Other provisions were ₹ 3,495 crore (US$ 525 million) in Q2-2017 compared to ₹ 2,515 crore (US$ 378 million) in Q1-2017 and ₹ 942 crore (US$ 141 million) in Q2-2016.

•	Standalone profit after tax was ₹ 3,102 crore (US$ 466 million) for Q2-2017 compared to ₹ 2,232 crore (US$ 335 million) for Q1-2017 and ₹ 3,030 crore (US$ 455 million) for Q2-2016.

•	Consolidated profit after tax was ₹ 2,979 crore (US$ 447 million) for Q2-2017 compared to ₹ 2,516 crore (US$ 378 million) for Q1-2017 and ₹ 3,419 crore (US$ 513 million) for Q2-2016.

Operating review

Credit growth

The year-on-year growth in domestic advances was 16%. The Bank continued to achieve strong growth in its retail business, resulting in a year-on-year growth of 21% in the retail portfolio. The retail portfolio constituted about 48% of the loan portfolio of the Bank at September 30, 2016, compared to 44% at September 30, 2015. Total advances increased by 11% year-on-year to ₹ 454,256 crore (US$ 68.2 billion) at September 30, 2016 from ₹ 409,693 crore (US$ 61.5 billion) at September 30, 2015.

Deposit growth

The Bank continued to achieve robust growth in current and savings account (CASA) deposits. The Bank’s total CASA deposits increased by 18% year-on-year to ₹ 205,256 crore (US$ 30.8 billion) at September 30, 2016. Savings account deposits grew by 22% year-on-year. During Q2-2017, savings account deposits increased by ₹ 8,684 crore (US$ 1.3 billion). The Bank’s CASA ratio was 45.7% at September 30, 2016 compared to 45.1% at June 30, 2016 and 45.1% at September 30, 2015. The average CASA ratio was at 41.5% in Q2-2017 compared to 41.7% in Q1-2017 and 40.7% in Q2-2016. Total deposits increased by 17% year-on-year to ₹ 449,071 crore (US$ 67.41 billion) at

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

September 30, 2016. The Bank had a network of 4,468 branches and 14,295 ATMs at September 30, 2016.

Capital adequacy

The Bank’s capital adequacy at September 30, 2016 as per RBI’s guidelines on Basel III norms was 16.14% and the Tier-1 capital adequacy was 12.72%, significantly higher than the regulatory requirements. In line with applicable guidelines, the Basel III capital ratios reported by the Bank for September 30, 2016 do not include the profits for H1-2017. Including the profits for H1-2017, the capital adequacy ratio for the Bank as per Basel III norms would have been 16.67% and the Tier I ratio would have been 13.26%.

Asset quality

Net non-performing assets at September 30, 2016 were ₹ 16,483 crore (US$ 2.5 billion) compared to ₹ 15,308 crore (US$ 2.3 billion) at June 30, 2016. The Bank’s net non-performing asset ratio was 3.21% at September 30, 2016 compared to 3.01% at June 30, 2016. Net loans to companies whose facilities have been restructured were ₹ 6,336 crore (US$ 1.0 billion) at September 30, 2016 compared to ₹ 7,241 crore (US$ 1.1 billion) at June 30, 2016.

Technology initiatives

During the quarter, the Bank launched the Unified Payments Interface, or UPI and enabled UPI based transactions on its’ mobile banking applications - ‘iMobile’ and ‘Pockets’. The Bank now have over 200,000 Virtual Payment Addresses on UPI. The Bank is also working on tie-ups with several merchants to enable UPI based ‘person-to-merchant’ transactions. The Bank recently became the first bank in India to successfully exchange and authenticate remittance transaction messages and original international trade documents using blockchain technology.

The Bank’s transaction volumes through digital channels continue to grow. Currently, non-branch channels account for close to 95% of all savings account transactions. Digital channels like internet and mobile banking account for over 65% of the savings account transactions.

Consolidated results

Consolidated profit after tax was ₹ 2,979 crore (US$ 447 million) in Q2-2017 compared to ₹ 2,516 crore (US$ 378 million) in Q1-2017 and ₹ 3,419 crore (US$ 513 million) in Q2-2016.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Consolidated assets grew by 13.3% from ₹ 850,812 crore (US$ 127.7 billion) at September 30, 2015 to ₹ 964,236 crore (US$ 144.7 billion) at September 30, 2016.

Subsidiaries

During Q2-2017, ICICI Prudential Life Insurance Company (ICICI Life) completed its IPO in which the Bank sold 12.63% shareholding. The Bank continues to hold 54.9% shareholding in the company. ICICI Life announced results for H1-2017 on October 25, 2016. ICICI Life’s retail weighted received premium increased by 17% from ₹ 2,118 crore (US$ 318 million) in H1-2016 to ₹ 2,480 crore (US$ 372 million) in H1-2017. ICICI Life’s profit after tax was ₹ 419 crore (US$ 63 million) for Q2-2017 compared to ₹ 415 crore (US$ 62 million) for Q2-2016. The Embedded Value, based on Indian Embedded Value methodology, was ₹ 14,838 crore (US$ 2.2 billion) as of September 30, 2016 compared to ₹ 13,939 crore (US$ 2.1 billion) as of March 31, 2016.

ICICI Lombard General Insurance Company (ICICI General) maintained its leadership in the private sector in H1-2017. The gross written premium of ICICI General increased by 38% from ₹ 1,992 crore (US$ 299 million) in Q2-2016 to ₹ 2,752 crore (US$ 413 million) in Q2-2017. The profit after tax of ICICI General was ₹ 171 crore (US$ 26 million) in Q2-2017 compared to ₹ 143 crore (US$ 21 million) in Q2-2016.

The profit after tax of ICICI Prudential Asset Management Company (ICICI AMC) increased by 55% year-on-year from ₹ 84 crore (US$ 13 million) in Q2-2016 to ₹ 130 crore (US$ 20 million) in Q2-2017. ICICI AMC continues to be the largest mutual fund in India based on average assets under management for Q2-2017.

The profit after tax of ICICI Securities was at ₹ 99 crore (US$ 15 million) in Q2-2017 compared to ₹ 60 crore (US$ 9 million) in Q2-2016. The profit after tax of ICICI Securities Primary Dealership was ₹ 171 crore (US$ 26 million) in Q2- 2017 compared to ₹ 88 crore (US$ 13 million) in Q2-2016.

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Summary Profit and Loss Statement (as per unconsolidated Indian GAAP accounts)

						₹ crore
	FY2016	Q1-2016	Q2-2016	H1-2016	Q1-2017	Q2-2017	H1-2017
Net interest income	21,224	5,115	5,251	10,366	5,159	5,253	10,412
Non-interest income	15,322	2,990	3,007	5,997	3,429	9,120	12,549
- Fee income	8,820	2,110	2,235	4,345	2,156	2,356	4,512
- Lease and other income[1]	2,442	673	550	1,223	505	352	857
- Treasury income	4,060[2]	207	222	429	768	6,412[2]	7,180[2]
Less:
Operating expense	12,683	3,067	3,100	6,167	3,373	3,737	7,110
Operating profit	23,863	5,038	5,158	10,196	5,215	10,636	15,851
Less:
Additional provisions	-	-	-	-	-	3,588	3,588
Collective contingency and related reserve	3,600	-	-	-	-	-	-
Other provisions	8,067	956	942	1,898	2,515	3,495	6,010
Profit before Tax	12,196	4,082	4,216	8,298	2,700	3,553	6,253
Less: Tax	2,470	1,106	1,186	2,292	468	451	919
Profit after tax	9,726	2,976	3,030	6,006	2,232	3,102	5,334

1.	Includes net foreign exchange gains relating to overseas operations of ₹347 crore in Q1-2016, ₹190 crore in Q2-2016, ₹206 crore in Q1-2017, nil in Q2-2017 and ₹941 crore in FY2016

2.	Includes profit of ₹ 3,374 crore on sale of shareholding in ICICI Life and ICICI General in FY2016 and a profit of ₹ 5,682 crore on sale of shareholding in ICICI Life in Q2-2017

3.	Prior period figures have been re-grouped/re-arranged where necessary

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Summary Balance Sheet

₹ crore

	30-Sep-15	31-Mar-16	30-Jun-16	30-Sep-16
	(Audited)	(Audited)	(Audited)	(Audited)
Capital and Liabilities
Capital	1,162	1,163	1,164	1,164
Employee stock options outstanding	7	7	7	7
Reserves and surplus	85,397	88,566	90,779	93,845
Deposits	384,618	421,426	424,086	449,071
Borrowings (includes subordinated debt)[1]	156,109	174,807	174,095	171,757
Other liabilities	29,763	34,726	37,092	36,096
Total Capital and Liabilities	657,056	720,695	727,223	751,940

Assets
Cash and balances with Reserve Bank of India	21,977	27,106	25,647	23,959
Balances with banks and money at call and short notice	9,568	32,763	13,084	28,605
Investments	154,190	160,412	168,322	174,349
Advances	409,693	435,264	449,427	454,256
Fixed assets	4,794	7,577	7,609	7,608
Other assets	56,834	57,573	63,134	63,163
Total Assets	657,056	720,695	727,223	751,940

1.	Borrowings include preference share capital of ₹ 350 crore.
2.	Prior period figures have been re-grouped/re-arranged where necessary.

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

All financial and other information in this press release, other than financial and other information for specific subsidiaries where specifically mentioned, is on an unconsolidated basis for ICICI Bank Limited only unless specifically stated to be on a consolidated basis for ICICI Bank Limited and its subsidiaries. Please also refer to the statement of audited unconsolidated, consolidated and segmental results required by Indian regulations that has, along with this release, been filed with the stock exchanges in India where ICICI Bank’s equity shares are listed and with the New York Stock Exchange and the US Securities Exchange Commission, and is available on our website www.icicibank.com.

Except for the historical information contained herein, statements in this release which contain words or phrases such as 'will', ‘expected to’, etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries that we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our use of the Internet and other technology, future levels of impaired loans, the adequacy of our allowance for credit and investment losses, investment income including the ability to successfully monetise our investment in subsidiaries, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks we face in our international operations, our growth and expansion in domestic and overseas markets, technological changes, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to implement our dividend policy, the impact of changes in banking regulations and other regulatory changes in India and other jurisdictions on us, the equity, bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature or level of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks as well as other risks that are detailed in the reports filed by us with the United States Securities and Exchange Commission. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

This release does not constitute an offer of securities.

For further press queries please call Sujit Ganguli / Kausik Datta at 91-22-2653 8525 / 91-22-2653 7026 or email corporate.communications@icicibank.com

For investor queries please call Anindya Banerjee / Nayan Bhatia at 91-22-2653 7131 / 91-22-2653 7144 or email ir@icicibank.com.

1 crore = 10.0 million

US$ amounts represent convenience translations at US$1= ₹66.62

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 7, 2016	By:	/s/ P. Sanker
			Name :	/s/ P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary